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                                                                    Exhibit 12.1


                          LaSalle Re Holdings Limited
    STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED SHARE DIVIDENDS

               (Expressed in thousands of United States Dollars
              except for number of shares and earnings per share)

                                                       Period ended         Year ended         Year ended          Year ended
                                                     December 31, 1998  September 30, 1998  September 30, 1997  September 30, 1996
                                                     -----------------  ------------------  ------------------  ------------------
Earnings available for fixed charges
and preferred share dividends
  Net income before minority interest                            6,859              65,232             121,468             129,451
  Interest expense                                                 465               1,881               1,678                 222
  Preferred share dividends                      (1)                 0                   0                   0                   0
                                                     -----------------  ------------------  ------------------  ------------------
    Total earnings available for fixed
    charges and preferred dividends                              7,324              67,113             123,146             129,673
                                                     -----------------  ------------------  ------------------  ------------------

Fixed charges and preferred share dividends
  Interest expense                                                 465               1,881               1,678                 222
                                                     -----------------  ------------------  ------------------  ------------------
    Total fixed charges                                            465               1,881               1,678                 222
                                                     -----------------  ------------------  ------------------  ------------------

Preferred share dividends                                        1,641               6,563               3,354                   0
                                                     -----------------  ------------------  ------------------  ------------------
    Combined fixed charges and
    preferred dividends                                          2,106               8,444               5,032                 222
                                                     =================  ==================  ==================  ==================

Ratio of earnings to combined fixed
charges and preferred share dividends                              3.5                 7.9                24.5               584.1
                                                     =================  ==================  ==================  ==================

(1) Not deducted from net income before minority interest.